Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of KBR, Inc.:
We consent to the use of our reports dated February 26, 2007, with respect to the consolidated balance sheets of KBR, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2006, and the related financial statement schedule (Schedule II), included herein. Our reports refer to a change in method of accounting for stock-based compensation plans as of January 1, 2006, and a change in method of accounting for defined benefit and other postretirement plans as of December 31, 2006.
We also consent to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Houston, Texas
March 19, 2007